

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 3, 2017

Via E-mail
Jingbo Wang
Chief Financial Officer
Yintech Investment Holdings Limited
12th Floor, Block B, Zhenhua Enterprise Plaza
No.3261 Dongfang Road
Pudong District, Shanghai, 200125

> **Re:     Yintech Investment Holdings Limited**
> **Form 20-F**
> **Response Dated September 22, 2017**
> **File No. 001-37750**

Dear Mr. Wang:

We have reviewed your September 22, 2017 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2017 letter.

Note 23. Income Taxes, page F-38

1. We note your response to our prior comment 1 and remain unclear the reason for the RMB 100 million distribution. Please clarify. Additionally, tell us how you considered the distribution in your determination that your future operational plans described in the response are sufficient evidence to support your assertion that all remaining earnings will be indefinitely reinvested in the PRC for future business expansion.

You may contact Jorge Bonilla, Staff Accountant at 202-551-3414 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities